1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No     X

[If “Yes“ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date February 6, 2004	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Yanzhou Coal Mining Company Limited

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Contracts and Letters of Intent for Coal Sales Signed for 2004

This announcement is made pursuant to the disclosure obligation under paragraph 2(2) of the Listing Agreement between Yanzhou Coal Mining Company Limited (the “Company”) and The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company hereby announces the contracts and letters of intent for coal sales signed for 2004, based on International Financial Reporting Standards, as follows: (1) in 2003, the Company’s sales volume of coal was 39.41 million tonnes, representing an increase of 4.36 million tonnes or 12.4% over that of the previous year; (2) in 2004, the aggregate of the sales volume of the Company under the contracts and letters of intent for coal sales and the Company’s planned coal export target will amount to 41.42 million tonnes, representing an increase of 2.01 million tonnes or 5.1% over the actual sales of 2003, among which the volume under the signed contracts for domestic coal sales is 11.92 million tonnes; (3) the average price of coal under the signed contracts for domestic coal sales is RMB198.52/tonne (after tax), representing an increase of RMB17.82/tonne or 9.9% over that of 2003. The data in this announcement is unaudited and the relevant data shall be subject to those to be disclosed in the audited financial report of the Company for 2003.

This announcement is made pursuant to the disclosure obligation under paragraph 2(2) of the Listing Agreement between the Company and The Stock Exchange of Hong Kong Limited.

Steady growth in sales volume for 2003

In 2003, the Company’s sales volume of coal was 39.41 million tonnes, representing an increase of 4.36 million tonnes or 12.4% over that of the previous year. Among which, the domestic sales volume was 25.78 million tonnes, representing an increase of 5.19 million tonnes or 25.2% over that of the previous year, and the export sales volume was 13.63 million tonnes, representing a decrease of 830,000 tonnes or 5.8% over that of the previous year.

Larger volume of ordered coal for 2004 may help further growth in coal sales volume for 2004

In 2004, the aggregate of the sales volume of the Company under the contracts and letters of intent for coal sales and the Company’s planned coal export target will amount to 41.42 million tonnes, representing an increase of 2.01 million tonnes or 5.1% over the actual sales of 2003. Among which, the volume under the signed contracts for domestic coal sales is 11.92 million tonnes, representing an increase of 1.12 million tonnes or 10.4% over that of 10.8 million tonnes for 2003, and the volume under the signed letters of intent for domestic coal sales is 17.5 million tonnes, representing an increase of 3.04 million tonnes or 21.0% over that of 14.46 million tonnes for 2003. Besides, the Company has an export target volume of approximately 12 million tonnes, representing a decrease of 1.63 million tonnes or 12% over the actual export volume of 13.63 million tonnes of 2003.

The average price of coal under the signed contracts for domestic coal sales is RMB198.52/tonne (after tax), representing an increase of RMB17.82/tonne or 9.9% over that of 2003. The price of coal under the signed letters of intent for domestic coal sales is subject to market fluctuation. The negotiation of export coal contracts for 2004 has not yet commenced.

Based on the production capacity of the Company and market demand, the Company has planned a coal sales target of 40 million tonnes for 2004. Among which, the export target volume is 12 million tonnes and the domestic sales target is 28 million tonnes.

The larger volume of ordered coal for 2004 may help the Company to meet the sales target for 2004.

Table of contracts and letters of intent for coal sales signed for 2004 and export target for 2004 (prepared in accordance with International Financial Reporting Standards)

	Sales in 2003			Sales contract and letters of intent and export target for 2004
	Actual sales volume (‘000 tonnes)	Including:		Volume (‘000 tonnes)			Including:
Item		Volume under domestic contracts (‘000 tonnes)	Domestic contract price (RMB/tonne, after tax)	Sales contract and letters of intent and export target for 2004	Compared with actual volume in 2003 (+, -)	Compared with actual volume in 2003 (%)	Volume under domestic contracts (‘000 tonnes)	Domestic contract price (RMB/tonne, after tax)
1#Clean Coal	514	440	241.00	700	186	36.2	460	311.80
2#Clean Coal	6,729	1,570		5,300	(1,429)	(21.2)	660
Including:
domestic	636	1,570	235.00	1,600	964	151.6	660	279.25
exports	6,093			3,700	(2,393)	(39.3)
3#Clean Coal	11,952	1,430		12,800	848	7.1	2,830
Including:
domestic	4,858	1,430	182.00	5,200	342	7.0	2,830	206.78
exports	7,094			7,600	506	7.1
Lump Coal	584			1,500	916	156.8	100
Including:
domestic	139			800	661	475.5	100	285.00
exports	445			700	255	57.3
Subtotal of clean coal	19,779	3,440		20,300	521	2.6
Including:
domestic	6,147	3,440	213.70	8,300	2,153	35.0	4,050
exports	13,632			12,000	(1,632)	(12.0)
Rawcoal	13,938	7,060	166.00	16,120	2,182	15.7	7,470	181.93
Mixed Coal and others	5,691	300	147.00	5,000	(691)	(12.1)	400	164.70
Total	39,408	10,800		41,420	2,012	5.1	11,920
Including: domestic	25,776	10,800	180.70	29,420	3,644	14.1	11,920	198.52

The above data is unaudited and the relevant data shall be subject to those to be disclosed in the audited financial report of the Company for 2003.

By Order of the Board YANZHOU COAL MINING COMPANY LIMITED Mo Liqi Chairman of the Board

Shandong, the PRC, 5 February 2004